Via Facsimile and U.S. Mail
Mail Stop 4720

July 6, 2009

Kevin M. Shook
Chief Financial Officer
Eastern Insurance Holdings, Inc.
25 Race Avenue
Lancaster, PA 17603

> **Re:** **Eastern Insurance Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed on March 13, 2009**
> **Definitive Proxy Statement filed April 10, 2009**
> **File No. 001-32899**

Dear Mr. Shook:

     We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1—Business

Marketing and Distribution

Workers' Compensation Insurance, page 3

1. We note your disclosure on page 4 that the largest producer in your workers' compensation insurance segment accounted for 18.2% of your direct premiums

written for the year ended December 31, 2008. Please expand your disclosure to identify this producer. If you have a written agreement with this producer, please expand your document to describe the material terms of the arrangement. In addition, please file the agreement and all related amendments as an exhibit, or provide us with a legal analysis as to why these agreements need not be filed as exhibits to your annual report pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Loss and LAE Reserves, page 11

2. Please update the ten year loss table on page 14 for 2008 and reconcile the liability to the balance sheet.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

3. Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

4. On pages 86 and 87, you disclose that you use independent pricing services, brokers and dealers. Please provide a discussion within MD&A to explain the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. Be sure to include the following:

   a. The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

   b. The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

   c. Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

   d. The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations; and

   e. Whether the broker quotes are binding or non-binding.

Critical Accounting Policies and Estimates

Reserves for Unpaid Loss Adjustments, and LAE, page 37

5. Please identify and describe those key assumptions such as frequency and severity that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:
    a. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.
    b. Explicitly identify and discuss key assumptions as of latest balance sheet date that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

6. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

"Other Than Temporary" Investment Impairments, page 44

7. Please disclose the nature and type of assets underlying any asset-backed securities, for example, the types of loans (sub-prime, Alt-A, or home equity lines of credit) and the years of issuance as well as information about the credit ratings of the securities, including changes or potential changes to those ratings.

8. Please disclose the significant judgments you made in classifying a particular financial instrument in the fair value hierarchy.

9. Please disclose the criteria you used to determine whether the market for a financial instrument is active or inactive (i.e., illiquid).

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Run-Off Specialty Reinsurance

Losses and LAE, page 55

10. We note that you attributed the $19.3 million 2008 unfavorable loss reserve development on several factors noted as a result of the additional information acquired during the annual claims audit in January 2009. Please revise to disclose

the specifics of the additional information you obtained during the audit. Additionally, please quantify the impact each factor cited in your disclosure had on the unfavorable loss reserve development for 2008.

Notes to Consolidated Financial Statements

11. Investments, page 88

11. Please revise your table on page 89 to include the impact of the segregated portfolio cell reinsurance segment, or tell us why your presentation is appropriate. Also, revise throughout the filing including on pages 17 and 44 to disclose the effect of including the segregated portfolio cell reinsurance segment.

Schedule 14A

Compensation Discussion and Analysis

12. We note your disclosure on pages 21-22 that each executive officer's base salary and actual short-term incentive award are determined, in part, by individual performance versus pre-established goals and objectives. Please expand your disclosure to provide a more specific discussion of each officer's pre-established individual objectives. If the objectives included targets or were quantified, then the discussion should be quantified and/or should identify the targets. Please state whether these targets were achieved, and how this information was used by the compensation committee to adjust each element of compensation paid.

*   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Rose Zukin, Attorney at (202) 551-3239 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant